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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                             (Amendment No. 12 )*
                                           ----

                             TCI INTERNATIONAL, INC.
                             -----------------------
                                (name of issuer)

                      Common Stock $.01 par value per share
                      -------------------------------------
                         (Title of Class of Securities)

                                   872293-10-5
                                   -----------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of Act (however, see the Notes).

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1  NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     TCI International Inc. Employee Stock Ownership Plan (formerly the
     Technology for Communications International Employee Stock Ownership Plan)
     94-2431209
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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [    ]
                                                               (b)  [    ]
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3  SEC USE ONLY
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4  CITIZENSHIP OR PLACE OF ORGANIZATION:                      California
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          12/31/00          5  SOLE VOTING POWER (See disclaimer in Item 4)   0
         NUMBER OF
                            ----------------------------------------------------
           SHARES           6  SHARED VOTING POWER                            0
        BENEFICIALLY
                            ----------------------------------------------------
       OWNED BY EACH        7  SOLE DISPOSITIVE POWER                   129,810
         REPORTING
                            ----------------------------------------------------
         PERSON WITH        8  SHARED DISPOSITIVE POWER                  62,414
(See disclaimer in Item 4)
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9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON         192,224
      (See disclaimer in Item 4)
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10 CHECK IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES         ______
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11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                        5.5%
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12 TYPE OF REPORTING PERSON                                                EP
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Item 1(a): Name of Issuer:                                      TCI International,Inc.

Item 1(b): Address of Issuer's Principal Executive
Offices:                                                        47300 Kato Road, Fremont, CA 94538

Item 2(a): Name of Person Filing:                               TCI International Inc. Employee Stock Ownership
                                                                Plan (formerly the Technology for Communications
                                                                International Employee Stock Ownership Plan)

Item 2(b): Address of Principal Business Office:                47300 Kato Road, Fremont, CA 94538

Item 2(c): Citizenship:                                         California

Item 2(d): CUSIP Number                                         872293-10-5

Item 3: Type of Reporting Person:                               Employee Benefit Plan which is subject to the
                                                                provisions of the Employee Retirement Income
                                                                Security Act of 1974

Item 4: Ownership                                               The information in Items 5-11 on the cover page
                                                                is incorporated by reference.

         Note: TCI International Inc. Employee Stock Ownership Plan (the "Plan") disclaims beneficial ownership of TCI International Inc. common stock held as of December 31, 2000 in trust for inactive Plan participants over which the Plan does not have discretionary voting authority or full discretion to purchase or dispose of securities (62,414 shares as of December 31,2000) or for shares held in trust for active plan participants over which the Plan does not have discretionary voting authority (129,810 shares as of December 31, 2000) and the filing of this statement 13G shall not be construed as an admission that the Plan is the beneficial owner of any securities described in this sentence.

Item 5: Ownership of Five Percent or Less of a Class:           N/A

Item 6: Ownership of More than Five Percent on
Behalf of Another Person:                                       Shares are held in trust for the participants of
                                                                the Employee Stock Ownership Plan. No Plan
                                                                participant is known to have such interest with
                                                                respect to more than 5% of the class

Item 7: Identification and Classification of the
Subsidiary which Acquired the Security Being
Reported on by the Parent Holding Company:                      N/A

Item 8: Identification and Classification of Members
of the Group:                                                   N/A

Item 9: Notice of Dissolution of Group:                         N/A

Item 10: Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:             February 14, 2000

Signature:        /s/ MARY ANN W. ALCON
                  ----------------------
                  Administrative Committee Member,
                  TCI International Inc. Employee Stock Ownership Plan
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